

02053949

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 16421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___10/01/01___ AND ENDING___09/30/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.J.M. Planning Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

223 Wanaque Avenue
(No. and Street)

Pompton Lakes, NJ   07442
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jackie Azcurra
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael W. Holden
(Name – *if individual, state last, first, middle name*)

1070 Route 9, Suite 209   Fishkill, NY   12524
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I,_____S. Charles Musumeci, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____C.J.M. Planning Corp._____ , as

of _____September 30, 2002_____ , 20 02____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

S Charles Musumeci Jr.
Signature

President
Title

Jacqueline Azcurra
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael W. Holden, CPA, PC
1070 Route 9 – Suite 209
Fishkill, NY 12524

Board of Directors
C.J.M. Planning Corp.
223 Wanaque Avenue
Pompton Lakes, NJ 07442

October 24, 2002

I have audited the accompanying consolidated statement of financial condition of C.J.M. Planning Corp., as of September 30, 2002, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of C.J.M. Planning Corp., at September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Michael W. Holden, CPA, PC

Michael W. Holden, CPA, PC
1070 Route 9 - Suite 209
Fishkill, NY 12524

Board of Directors
C.J.M. Planning Corp.
223 Wanaque Avenue
Pompton Lakes, NJ 07442

October 24, 2002

In planning and performing my audit of the consolidated financial statements
and supplemental schedules of C.J.M. Planning Corp., for the year ended
September 30, 2002, I considered its internal control, including control activities
for safeguarding securities, in order to determine my auditing procedures for the
purpose of expressing my opinion on the consolidated financial statements and
not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission
(SEC), I have made a study of the practices and procedures followed by the
Company, including tests of such practices and procedures that I considered
relevant to the objectives stated in rule 17a-5(g) in making the periodic
computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule
15c3-3. Because the Company does not carry securities accounts for customers
or perform custodial functions relating to customer securities, I did not review the
practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of the
   Federal Reserve System

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures referred to in the
preceding paragraph. In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of
controls, and of the practices and procedures referred to in the preceding
paragraph, and to assess whether those practices and procedures can be
expected to achieve the SEC's above mentioned objectives. Two of the
objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which
the Company has responsibility are safeguarded against loss from unauthorized
use or disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation
of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I note no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Michael W Holden

Michael W. Holden, CPA, PC

1) Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), Securities Investors Protection Corp. (SIPC), and the Municipal Securities rule Making Board (MSRB). The Company is a NJ Corporation, and was formed March of 1971.

2) Significant Accounting Policies

Basis of Presentation

The audited financial statements include all of the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, and subscription business.

Securities Transactions

Customer's securities transactions are reported on settlement date basis with related commission income and expenses also reported on settlement date. Marketable Securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transaction occur.

Income Taxes

Federal income taxes are calculated utilizing currently enacted tax laws and rates.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements would be amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as those liquid cash accounts held by a banking institution.

3) Cash and Securities Segregated Under Federal and Other Regulations

Cash of $104 has been segregated in a special reserve bank account for the benefit of customers, under rule 15c3-3 of the Securities and Exchange Commission.

4) Receivable From Clearing Organization

Amounts receivable from clearing organizations as of September 30, 2002 is $508,005 which consists of all of the Company's clearing commission and settlement accounts. The Company clears all of its customer transactions through Pershing/DLJ Securities, on a fully disclosed basis.

5) Liabilities

The Company has no long term liabilities, and its statement reflects only current liabilities of less than 30 days, consisting of accrued liabilities, commissions due registered representatives, and current employee Simple IRA benefits.

6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had a net capital of $607,254, which was $557,254 in excess of its required net capital of $50,000. The Company's net capital ratio was 94%.

C.J.M. Planning Corp.
Statement of Financial Condition
As of September 30, 2002

Assets

Cash:

Bank of New York-Operating Account	$201,297
Commission Account	$6,277

Cash segregated:

K2A Acct for Customer Benefit	$104
Receivable from clearing organization	$508,005

Securities Owned:

Marketable, at market value	$6,060
Money Market	$468,037

Furniture,equipment, at cost, less

accumulated depreciation of $59,531.	$14,770
Other assets	$100
Total Assets:	$1,204,650

C.J.M. Planning Corp.
Statement of Financial Condition
As of September 30, 2002
(continued)

Liabilities and Stockholders Equity

Liabilities:

Commission payables	$485,338
Accrued expenses	$80,789
Other payables	$6,178
Total Liabilities	$572,305

Stockholder Equity:

Common Stock, $510 par value, authorized 1,000 shares, outstanding 100 shares	$51,000
Additional Paid in Capital	$600,000
Retained earnings	·$18,655
Total Stockholder Equity	$632,345
Total Liabilities and Stockholder Equity:	$1,204,650

*The accompanying notes are an
intregal part of these financial statements

C.J.M. Planning Corp.
Statement of Income
For the Year Ended September 30, 2002

Revenues:

Commissions - Investment Co. Shares	$10,688,284
Commissions - Equity Sales	$56,931
Commissions - Annuities	$2,082,658
Commissions - VUL	$70,374
Commissions - REIT	$5,180
Interest and Dividends	$20,039
Gain/(Loss) on Equity Account	($11,207)
Other Income	$1,032,537
	$13,944,796

Expenses:

Salaries of Stockholders/Officers	$104,000
Employee compansation and Benefits	$2,022,433
Commissions	$9,075,392
Exchange and clearance fees	$48,619
Utilities	$84,331
Occupancy	$163,200
Other expenses	$1,933,683
	$13,431,658

Net Income(Loss)	$513,138

*The accompanying notes are an
intregal part of these financial statements.

F-3

C.J.M. Planning Corp.
Statement of Cash Flows
For the Year Ended September 30, 2002

Cash flows from operating activities:

Net income(loss)		$513,138
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$3,409	
(Increase) decrease in operating assets:		
Net receivable from clearing org.	($299,052)	
Increase(decrease) in operating liabilities		
Accounts payable	$155,312	
Other payables	$186	
Total adjustmets		($140,145)
Net cash provided by oper. activities		$372,993

Cash flows from investing activities:

Decrease in market value	$10,490	
Purchase of long term investments-Mondy N	($385,315.00)	
Net cash used in investing activities		($374,825)

Net Decrease in Cash	($1,832)
Cash at Beginning of the year	$209,509
Cash at the end of year	$207,677

C.J.M. Planning Corp.
Statement of Changes in Stockholders' Equity

| | Capital Stock Common | | Additional Paid-in Capital | Retained Earnings | Total Stockholders Equity |
	Shares	Amount			
Balance at October 1, 2001	100	$51,000	$600,000	($531,793)	$119,207
Net income(loss)				$513,138	$513,138
Balance at September 30, 2002	100	$51,000	$600,000	($18,655)	$632,345

*The accompanying notes are an intregal part of these financial statements.

C.J.M. Planning Corp.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended September 30, 2002

Subordinated borrowings at October 1, 2001	$0
Increase:	$0
Decreases:	$0
Subordinated borrowings at September 30, 2002	$0

C.J.M. Planning Corp.
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
For the Year Ended September 30, 2002

Schedule I

Total Stockholder from Statement of Financial Condition	$632,345
Add in Additional Paid in Capital - Allowable	$0
Total Ownership Equity	$632,345
Deduct Non Allowable Assets for Net Capital	($14,871)
Net Capital Before Haircuts on Securities Position	$617,474
Haircuts on Securities(computed where applicable, pursuant to 15C3-1(F))	$10,270
Net Capital	$607,204

Reconciliation:

Deduction for Non Allowable Assets for Net Capital as per Focus	($14,871)
Actual Deduction	($14,871)
Difference	$0
Actual Net Capital	$607,204
Net Capital per Focus	$607,204
Rounding Adjustment	$0
Difference	$0

As per the reconciliation, there were no material inadequacies found between
the net capital computation reported on the focus report and that reported on the audited statements

*The accompanying notes are an intregal part of these financial statements.